Exhibit 99.2

Correction to the earning release for the third quarter ended September 30, 2009

SHANGHAI, China, December 10, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced the following corrections to the financial results for the third quarter ended September 30, 2009.

1) Page 14 Balance Sheets:

The line:

Deposit paid for acquisition of subsidiaries	5,914	21,859

should be deleted.

2)	Page 17 Cashflows:

The line:

Loss from impairment of certain other assets	7,285	—	—

should be deleted.

Neither correction affects the totals of the balance sheet or cash flow statement.

A corrected version of Balance Sheets and Cashflows is as follows:

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2009-9-30	2009-6-30
ASSETS
Current assets
Cash and cash equivalents	383,107	96,186
Hold-to-maturity investment	29,287	—
Accounts receivable, net	222,070	121,544
Prepaid expenses and other current assets	19,800	13,537
Amount due from related parties	8,717	7,638
Rental deposits	32,433	9,115
Other current assets	7,234	21,894
Available-for-sale assets, current	—	475,531

Total current assets	702,648	745,445

Rental deposits	5,657	114
Equipment, net	84,916	5,438
Acquired intangible assets, net	71,234	63,631
Goodwill	422,329	35,507
Other long term assets	14,468	7,080
Available-for-sale assets, non-current	—	615,751
Total assets	1,301,252	1,472,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	85,477	68,676
Accrued expenses and other current liabilities	102,305	71,242
Income taxes payable	24,703	12,939
Amount due to related parties	10,585	14,491
Available-for-sale liabilities, current	—	108,086
Deferred tax liabilities	447	—

Total current liabilities	223,517	275,434
Available-for-sale liabilities, non current	—	1,853
Deferred tax liabilities	9,635	10,146

Total liabilities	233,152	287,433

Shareholders’ equity
Ordinary shares	32	32
Additional paid in capital	1,689,630	1,678,667
Accumulated deficit	(690,232)	(562,632)
Accumulated other comprehensive income	65,434	67,751

Total shareholders’ equity	1,064,864	1,183,818
Noncontrolling interests	3,236	1,715

Total equity	1,068,100	1,185,533

Total liabilities and shareholders’ equity	1,301,252	1,472,966

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended
	2009-9-30	2009-6-30	2008-9-30
Operating activities:
Net loss	(124,639)	(22,748)	52,250
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Bad debt provision	7,602	11,240	5,923
Share-based compensation	8,773	10,586	10,810
Depreciation and amortization	26,353	671	8,150
Amortization of acquired intangible assets	13,864	4,280	9,262
Loss and impairment on disposal of equity interest of subsidiaries and certain other assets	25,944	115	—
Gain on earn out payment renegotiation	—	1,052	—
Impairment charges for goodwill, acquired intangible assets and fixed assets	96,134	33,938	—
Loss on disposal of fixed assets	955	113	405
Changes in assets and liabilities, net of effects of acquisitions	(18,199)	(11,433)	(51,381)

Net cash provided by operating activities	36,786	27,814	35,418

Investing activities:
Purchase of equipment and other long term assets	(854)	(2,787)	(17,028)
Purchase of subsidiaries, net of cash acquired	(5,311)	(61,446)	(14,429)
Investment in a joint venture	—	—	(2,970)
Deposits paid to acquire subsidiaries	—	—	(901)
Disposal of subsidiaries	(17,403)	—	—
Sales /(purchase) of equity securities and bank notes	324	(146)	39,025
Proceeds received from disposal of fixed assets	—	195	—
Net cash provided /(used) in investing activities	(23,244)	(64,184)	3,697

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	1,919	—	1,822
Repurchase of ordinary shares	—	—	(29,998)

Net cash provided by/(used in) financing activities	1,919	—	(28,176)

Effect of exchange rate changes	(238)	672	717

Net increase (decrease) in cash and cash equivalents	15,223	(35,698)	11,656
Cash and cash equivalents, beginning of period	367,884	403,582	361,516

Cash and cash equivalents, end of period	383,107	367,884	373,172

Supplemental disclosure of cash flow information:
Income taxes paid	1,597	3,728	6,037

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Accounts payable	16,967	1,842	14,777

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of September 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 125,000 LCD display in its LCD display network and approximately 262,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn